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                                                Filer: ReliaStar Financial Corp.
                                              Subject: ReliaStar Financial Corp.
                                                            File Number: 1-10640



                                                           For Immediate Release
                                                           ---------------------
Media Contact:    Arlene Wheaton                           June 12, 2000
                  (612) 372-5784
Investor Contact: Karin E. Glasgow
                  (612) 342-3979


                 RELIASTAR ANNOUNCES SPECIAL SHAREHOLDER MEETING
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                      TO APPROVE ING ACQUISITION OF COMPANY
                      -------------------------------------


MINNEAPOLIS - ReliaStar Financial Corp. (NYSE: RLR) announced today it will hold a special meeting of shareholders on July 27 at 10:00 a.m. (Central time) to approve the acquisition of ReliaStar Financial and its family of companies by ING Groep N.V. Holders of ReliaStar shares on June 16, 2000, will be entitled to attend and vote at this meeting, which will be held at ReliaStar headquarters at 20 Washington Avenue South in Minneapolis.
         In addition to shareholder approval, the acquisition is subject to receipt of certain regulatory approvals. As announced on May 1, the ING acquisition of ReliaStar is expected to close late in the third quarter of 2000. ReliaStar shareholders will receive a proxy statement included in the registration statement and information regarding the acquisition prior to the special meeting.
         ReliaStar Financial Corp. is a Minneapolis-based holding company whose subsidiaries offer individuals and institutions life insurance and annuities, employee benefits products and services, retirement plans, life and health reinsurance, mutual funds, and bank and trust products. ReliaStar Financial, a Fortune 500 company, is the eighth largest publicly held life insurance holding company in the United States based on 1999 revenues, and has $38.4 billion in assets under management and its subsidiaries have life insurance in force of $369.4 billion.

                                     -more-
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RELIASTAR ANNOUNCES SPECIAL SHAREHOLDER MEETING, PG 2 OF 2

ING and ReliaStar will be filing a joint proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the "SEC"). WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's web site, www.sec.gov. In addition, documents filed with the SEC by ReliaStar will be available free of charge from the Secretary of ReliaStar at 20 Washington Avenue South, Minneapolis, Minn., 55401; Telephone (612) 372-5432. Documents filed with the SEC by ING will be available free of charge from the Investor Relations Department, Strawinskylaan 2631, 1077 ZZ Amsterdam, P.O. Box 810, 1000 Av. Amsterdam, The Netherlands 31-20-541-5462.

PLEASE READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

ReliaStar and its board of directors will be soliciting proxies from ReliaStar stockholders in favor of the merger. You can obtain more information about ReliaStar's directors and officers and their beneficial interests in ReliaStar's common stock from the SEC's web site, www.sec.gov, and ReliaStar's web site, www.reliastar.com.



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